                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                            Electric Fuel Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   284871-10-0
                                 --------------
                                 (CUSIP Number)

      Steven M. Plon, Esquire, Buchanan Ingersoll Professional Corporation Eleven Penn Center, 14th Floor, Philadelphia, PA 19103, (215) 665-3608

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the claim of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that action of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

---------------------
CUSIP No. 284871-10-0
---------------------
--------------------------------------------------------------------------------
    1.     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                             Leon S. Gross S.S. No. ###-##-####

------------------------------------------------------------------------------
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) / /
           (b) / /
------------------------------------------------------------------------------
    3.     SEC USE ONLY
------------------------------------------------------------------------------
    4.     SOURCE OF FUNDS*           PF
------------------------------------------------------------------------------
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
------------------------------------------------------------------------------
  NUMBER OF    |  7. |   SOLE VOTING POWER
   SHARES      |     |   4,072,202
BENEFICIALLY   |     |   [includes 125,000 warrants to purchase common stock]
  OWNED BY     |----------------------------------------------------------------
   EACH        |  8. |   SHARED VOTING POWER
 REPORTING     |     |   175,000
PERSON WITH    |----------------------------------------------------------------
               |  9. |   SOLE DISPOSITIVE POWER
               |     |   2,897,660
               |----------------------------------------------------------------
               | 10. |   SHARED DISPOSITIVE POWER
               |     |   1,349,542 [974,542 are held in a margin
               |     |   accounts, 200,000 are pledged to Wilmington
               |     |   Trust of Pennsylvania and 175,000 are held
               |     |   jointly as a Co-Trustee of the Rose Gross
               |     |   Charitable Foundation].
--------------------------------------------------------------------------------
   11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,247,202 [includes 125,000 warrants to purchase common stock]
------------------------------------------------------------------------------
   12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
------------------------------------------------------------------------------
   13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   21.1% of the issued and outstanding stock (1)
------------------------------------------------------------------------------
   14.    TYPE OF REPORTING PERSON*
                   IN
------------------------------------------------------------------------------

(1) Based upon 20,144,066 shares of common stock outstanding as reported in Electric Fuel Corporation's 10-Q for the quarter ended June 30, 2000 and assuming exercise of warrants to purchase 125,000 Shares held by Mr. Gross.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 12 TO SCHEDULE 13D

         This Amendment No. 12 is to the Schedule 13D originally dated February 23, 1996, as amended by the First Amendment to Schedule 13D dated April 30, 1996, the Second Amendment to Schedule 13D dated September 1, 1996, the Third Amendment to Schedule 13D dated October 11, 1996, the Fourth Amendment to
Schedule 13D dated December 27, 1996, the Fifth Amendment to Schedule 13D dated May 12, 1997, the Sixth Amendment to Schedule D dated December 3, 1997, the Seventh Amendment to Schedule 13D dated September 28, 1998, the Eighth Amendment to Schedule 13D dated October 14, 1999, the Ninth Amendment to Schedule 13D dated October 28, 1999, the Tenth Amendment to Schedule 13D dated January 12, 2000 and the Eleventh Amendment to Schedule 13D dated June 26, 2000 (the "Existing Schedule 13D"), and is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and amends the Existing
Schedule 13D to the extent set forth below. Terms defined in the Existing
Schedule 13D are used herein as so defined.

Item 5.  Interest in Securities of the Issuer.

The third paragraph of Items 5(a) and (b) of the Existing Schedule 13D is hereby amended to read as follows:

         Mr. Gross beneficially owns 4,247,202 Shares, or 21.1% of the Common Stock (based upon 20,144,066 shares of common stock outstanding as reported in Electric Fuel Corporation's 10-Q for the quarter ended June 30, 2000, and assuming the exercise of warrants to purchase 125,000 Shares held by Mr. Gross). Of the 4,247,202 Shares beneficially owned by him, Mr. Gross has the sole power to vote 4,072,202 Shares, assuming the exercise of warrants to purchase 125,000 Shares. The remaining 175,000 Shares are held jointly by Mr. Gross and Lawrence
M. Miller in their capacities as Co-Trustees of the Rose Gross Charitable Foundation (the "Foundation"), a charitable foundation founded by Mr. Gross by Agreement of Trust dated May 28, 1997. Mr. Gross has sole power to dispose of all Shares beneficially owned by him, except for (i) the 175,000 Shares owned by the Foundation, (ii) 834,542 Shares which are held in a margin account with Salomon Smith Barney, (iii) 70,000 Shares which are held in a margin account with Donaldson, Lufkin & Jenrette, (iv) 70,000 Shares which are held in a margin account with Merrill Lynch, and (v) 200,000 Shares which have been pledged to Wilmington Trust of Pennsylvania. To the best of Mr. Gross' knowledge, except as expressly set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the Shares held by him.

Item 6. Contracts, Arrangements, Understanding or Relationship with Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby amended by adding the following paragraphs:

         (b) In October, 2000, Mr. Gross obtained a line of credit from Wilmington Trust of Pennsylvania. As partial collateral for the loan, Mr. Gross pledged 200,000 Shares pursuant to a Commercial Pledge Agreement.

         Since the filing of the Existing Schedule 13D, Mr. Gross has added to and moved Shares among the margin accounts he has with the following Brokerage Firms. As of October 20, 2000, Mr. Gross' Shares are pledged to the Brokerage Firms as follows:

                Brokerage Firm                              Number of Shares
                --------------                              ----------------

                Donaldson, Lufkin & Jenrette                      70,000
                Merrill Lynch                                     70,000
                Solomon Smith Barney                             834,542


         Mr. Gross repaid the Madison Bank loan and the Shares which had been pledged to Madison Bank were returned to Mr. Gross.

Item 7.  Material to be Filed as Exhibits.


Exhibit 1 - Commercial Pledge Agreement with Wilmington Trust of Pennsylvania.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 30, 2000
------------------------
Date

/s/ Leon S. Gross
------------------------
Leon S. Gross

                                    EXHIBIT 1
                                    ----------

                           COMMERCIAL PLEDGE AGREEMENT

                                                                      Lender:     Wilmington Trust of Pennsylvania
Grantor:      Leon S. Gross                                                       McAllister, Kevin
              Park Plaza Condo, 14M, 3900 Ford Road                               795 E. Lancaster Avenue
              Philadelphia, PA  19131                                             Suite 6
                                                                                  Villanova, PA  19085

--------------------------------------------------------------------- --------------------------------------------------------


THIS COMMERCIAL PLEDGE AGREEMENT dated October 20, 2000, is made and executed between Leon S. Gross ("Grantor") and Wilmington Trust of Pennsylvania ("Lender").

GRANT OF SECURITY INTEREST. For valuable consideration, Grantor grants to Lender a security interest in the Collateral to secure the Indebtedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

COLLATERAL DESCRIPTION. The word "Collateral" as used in this Agreement means Grantor's present and future rights, title and interest in and to, together with any and all present and future additions thereto, substitutions therefore, and replacements thereof, together with any and all present and future certificates and/or instruments evidencing any, and further together with all income and Proceeds as described herein:

Perfected security interest in a Wilmington Trust Brokerage account, account CMT 039314.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Grantor's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Grantor holds jointly with someone else and all accounts Grantor may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Grantor authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. Grantor represents and warrants to Lender that:

         Ownership. Grantor is the lawful owner of the Collateral free and clear of all security interests, liens, encumbrances and claims of others except as disclosed to and accepted by Lender in writing prior to execution of this Agreement.

         Right to Pledge. Grantor has the full right, power and authority to enter into this Agreement and to pledge the Collateral.

         Authority; Binding Effect. Grantor has the full right, power and authority to enter into this Agreement and to grant a security interest in the Collateral to Lender. This Agreement is binding upon Grantor as well as Grantor's successors and assigns, and is legally enforceable in accordance with its terms. The foregoing representations and warranties, and all other representations and warranties contained in this Agreement are and shall be continuing in nature and shall remain in full force and effect until such time as this Agreement is terminated or cancelled as provided herein.

         No Further Assignment. Grantor has not, and shall not, sell, assign, transfer, encumber or otherwise dispose of any of Grantor's rights in the Collateral except as provided in this Agreement.

         No Defaults. There are no defaults existing under the Collateral, and there are no offsets or counterclaims to the same. Grantor will strictly and promptly perform each of the terms, conditions, covenants and agreements, if any, contained in the Collateral which are to be performed by Grantor.

         No Violation. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party.

LENDER'S RIGHTS AND OBLIGATIONS WITH RESPECT TO THE COLLATERAL. Lender may hold the Collateral until all indebtedness has been paid and satisfied. Thereafter Lender may deliver the Collateral to Grantor or to any other owner of the Collateral. Lender shall have the following rights in addition to all other rights Lender may have by law:

         MAINTENANCE AND PROTECTION OF COLLATERAL. Lender may, but shall not be obligated to, take such steps as it deems necessary or desirable to protect, maintain, insure, store, or care for the Collateral, including paying of any liens or claims against the Collateral. This may include such things as hiring other people, such as attorneys, appraisers or other experts. Lender may charge Grantor for any cost incurred in so doing. When applicable law provides more than one method of perfection of Lender's security interest, Lender may choose the method(s) to be used. If the Collateral consists of stock, bonds or other investment property for which no certificate has been issued, Grantor agrees, at Lender's request, either to request issuance of an appropriate certificates or to give instructions on Lender's forms to the issuer, transfer agent, mutual fund company, or broker, as the case may be, to record on its books or records Lender's security interest in the Collateral.

         INCOME AND PROCEEDS FROM THE COLLATERAL. Lender may receive all income and Proceeds and all it to the Collateral. Grantor agrees to deliver to Lender Immediately upon receipt, in the exact form received and without commingling with other property, all income and Proceeds from the Collateral which may be received by, paid, or delivered to Grantor or for Grantor's account, whether as an addition to, in discharge of, in substitution of, or in exchange for any of the Collateral.

         APPLICATION OF CASH. At Lender's option, Lender may apply any cash, whether included in the Collateral or received as income and Proceeds or through liquidation, sale, or retirement, of the Collateral, to the satisfaction of the indebtedness or such portion thereof as Lender shall choose, whether or not matured.

         TRANSACTIONS WITH OTHERS. Lender may (1) extend time for payment or other performance, (2) grant a renewal or change in terms or conditions, or (3) compromise, compound or release any obligation, with any one or more Obligors, endorsers, or Guarantors of the indebtedness as Lender deems advisable, without obtaining the prior written consent of Grantor, and no such act or failure to act shall affect Lender's rights against Grantor or the Collateral.

         ALL COLLATERAL SECURES INDEBTEDNESS. All Collateral shall be security for the indebtedness, whether the Collateral is located at one or more offices or branches of Lender. This will be the case whether or not the office or branch where Grantor obtained Grantor's loan knows about the Collateral or relies upon the Collateral as security.

         COLLECTION OF COLLATERAL. Lender at Lender's option may, but need not, collect the income directly from the Obligors. Grantor authorizes and directs the Obligors, if Lender decides to collect the income, to pay and deliver to Lender all income from the Collateral and to accept Lender's receipt for the payments.

         POWER OF ATTORNEY. Grantor irrevocably appoints Lender as Grantor's attorney-in-fact, with full power of substitution, (a) to demand, collect, receive, receipt for, sue and recover all income and Proceeds and other sums of money and other property which may now or hereafter become due, owing or payable from the Obligors in accordance with the terms of the Collateral; (b) to execute, sign and endorse any and all instruments, receipts, checks, drafts and warrants issued in payment for the Collateral; (c) to settle or compromise any and all claims arising under the Collateral, and in the place and stead of Grantor, execute and deliver Grantor's release and acquittance for Grantor; (d) to file any claim or claims or to take any action or institute or take part in any proceedings, either in Lender's own name or in the name of Grantor, or otherwise, which in the discretion of Lender may seem to be necessary or advisable; and (e) to execute in Grantor's name and to deliver to the Obligors on Grantor's behalf, a the time and in the manner specified by the Collateral, any necessary instruments or documents.

         PERFECTION OF SECURITY INTEREST. Upon Lender's request, Grantor will deliver to Lender any and all of the documents evidencing or constituting to Collateral. When applicable law provides more than one method of perfection of Lender's security interest, Lender may choose the method(s) to be used. Upon Lender's request, Grantor will sing and deliver any writings necessary to perfect Lender's security interest. Grantor hereby appoints Lender as Grantor's irrevocable attorney-in-fact for the purpose of executing any documents necessary to perfect or to continued the security interest granted in this Agreement. This is a continuing Security Agreement and will continue in effect even though all or any part of the indebtedness is paid in full and even though for a period of time Grantor may not be indebted to Lender.

LENDER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Collateral or if Grantor fails to comply with any provision of this Agreement or any Related Documents, including but not limited to Grantor's failure to discharge or pay when due any amounts Grantor is required to discharge or pay under this Agreement or any Related Documents, Lender on Grantor's behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on the Collateral and paying all costs for insuring, maintaining and preserving the Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the indebtedness and, at Lender's option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note's maturity. The Collateral also will secure payment of these amounts. Such right shall be in addition to all other rights and remedies to which Lender may be entitled upon Default.

LIMITATIONS ON OBLIGATIONS OF LENDER. Lender shall use ordinary reasonable care n the physical preservation and custody of the Collateral in Lender's possession, but shall have no other obligation to protect the Collateral or its value. In particular, but without limitation, Lender shall have no responsibility for (A) any depreciation in value of the Collateral or for the collection or protection of any income and Proceeds from the Collateral, (B) preservation of rights against parties to the Collateral or against third persons, (C) ascertaining any maturities, calls, conversions, exchanges, offers, tenders, or similar matters relating to any of the Collateral, or (D) informing Grantor about any of the above, whether or not Lender has or is deemed to have knowledge of such matters. Except as provided above, Lender shall have no liability for depreciation or deterioration of the Collateral.

DEFAULT. Each of the following shall constitute an Event of Default under this
Agreement:

         Payment Default. Grantor fails to make any payment when due under the indebtedness.

         Other Defaults. Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Grantor.

         Default in Favor of Third Parties. Should Grantor or any Grantor default under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Grantor's property or Grantors or any Grantor's ability to repay the indebtedness or perform their respective obligations under this Agreement or any of the Related Documents.

         False Statements. Any warranty, representation or statement made or furnished to Lender by Grantor or on Grantor's behalf under this Agreement, the Note, or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

         Detective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

         Death or Insolvency. The death of Grantor, the insolvency of Grantor, the appointment of a receiver for any part of Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Grantor.

         Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Grantor or by any governmental agency against any collateral securing the indebtedness. This includes a garnishment of any of Grantor's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

         Events Affecting Guarantor. Any of the preceding events occurs with respect to guarantor, endorser, surety, or accommodation party of any of the indebtedness or guarantor, endorser, surety, or accommodation party dies or becomes incompetent.

         Adverse Change. A material adverse change occurs in Grantor's financial condition, or Lender believes the prospect of payment of performance of the indebtedness is impaired.

         Insecurity.  Lender in good faith believes itself insecure.

RIGHTS AND REMEDIES ON DEFAULT. If an Event of Default occurs under this Agreements, at any time thereafter, Lender may exercise any one or more of the following rights and remedies:

         Accelerate Indebtedness. Declare all indebtedness, including any prepayment penalty which Grantor would be required to pay, immediately due and payable, without notice of any kind to Grantor.

         Collect the Collateral. Collect any of the Collateral and, at Lender's option and to the extent permitted by applicable law, retain possession of the Collateral while suing on the indebtedness.

         Sell the Collateral. Sell the Collateral, at Lender's discretion, as a unit or in parcels, at one or more public or private sales. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender shall give or mail to Grantor, or any of them, notice at lest ten (10) days in advance of the time and place of any public sale, or of the date after which any private sale may be made. Grantor agrees that any requirement of reasonable notice is satisfied if Lender mails notice by ordinary mail addressed to Grantor, or any of item, at the last address Grantor has given Lender in writing. If a public sale is held, there shall be sufficient compliance with all requirements of notice to the public by a single publication in any newspaper of general circulation in the county where the Collateral is located, setting forth the time and place of sale and a brief description of the property to be sold. Lender may be a purchaser at any public sale.

         Register Securities. Register any securities included in the Collateral in Lender's name and exercise any rights normally incident to the ownership of securities.

         Sell Securities. Sell any securities included in the Collateral in a manner consistent with applicable federal and state securities laws. If, because of restrictions under such laws, Lender is unable, or believes Lender is unable, to sell the securities in an open market transaction, Grantor agrees that Lender will have no obligation to delay sale until the securities can be registered. Then Lender may make a private sale to one or more persons or to a restricted group of persons, even though such sale may result in a price that is less favorable than might be obtained in an open market transaction. Such a sale will be considered commercially reasonable. If any securities held as Collateral are "restricted securities" as defined in the Rules of the Securities and Exchange Commission (such as Regulation D or Rule
         144) or the rules of state securities departments under state "Blue Sky" laws, or if Grantor or any other owner of the Collateral is an affiliate of the issuer of the securities, Grantor agrees that neither Grantor, nor any member of Grantor's family, nor any other person signing this Agreement will sell or dispose of any securities of such issuer without obtaining Lender's prior written consent.

         Foreclosure. Maintain a judicial suit for foreclosure and sale of the Collateral.

         Transfer Title. Effect transfer of title upon sale of all or part of the Collateral. For this purpose, Grantor irrevocably appoints Lender as Grantor's attorney-in-fact to execute endorsements, assignments and instruments in the name of Grantor and each of them (if more than one) as shall be necessary or reasonable.

         Other Rights and Remedies. Have and exercise any or all of Th Rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, at law, in equity, or otherwise.

         Application of Proceeds. Apply any cash which is part of the Collateral, or which is received from the collection or sale of the Collateral, to reimbursement of any expenses, including any costs for registration of securities, commissions incurred in connection with a sale, attorneys' fees and court costs, whether or not there is a lawsuit and including any fees on appeal, incurred by Lender in connection with the collection and sale of such Collateral and to the payment of the indebtedness of Grantor to Lender, with any excess funds to be paid to Grantor as the interests of Grantor may appear. Grantor agrees, to the extent permitted by law, to pay any deficiency after application of the proceeds of the Collateral to the indebtedness.

         Election of Remedies. Except as may be prohibited by applicable law, all of Lender's rights and remedies, whether evidenced by this Agreement, the Related Documents, or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy will not bar any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and exercise its remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

         Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

         Attorney's Fees: Expenses. Grantor agrees to pay upon demand all of Lender's costs and expenses, including Lender's attorney's fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay someone else to help enforce this Agreement, and Grantor shall pay the costs and expenses f such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.

         Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

         Governing Law. This Agreement will be governed by, construed and enforced in accordance with federal law and the laws of the Commonwealth of Pennsylvania. This Agreement has been accepted by Lender in the Commonwealth of Pennsylvania. Choice of Venue. If there is a lawsuit, Grantor agrees upon Lender's request to submit to the jurisdiction of the courts of Philadelphia County Commonwealth of Pennsylvania.

         Choice of Venue. If there is a lawsuit, Grantor agrees upon Lender's request to submit to the jurisdiction of the courts of Philadelphia County, Commonwealth of Pennsylvania.

         No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

         Notices. Unless otherwise provided by applicable law, any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Grantor agrees to keep Lender informed at all times of Grantor's current address. Unless otherwise provided by applicable law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.

         Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegally, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.

         Successor Interests. The terms of this Agreement shall be binding upon Grantor, and upon Grantor's heirs, personal representatives, successors, and assigns, and shall be enforceable by Lender and its successors and assigns.

         Time is of the Essence. Time is of the essence in the performance of this Agreement.

         Waive Jury. All parties to this Agreement hereby waive the right to any jury trail in any action, proceeding, or counterclaim brought by any party against any other party.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code:

         Agreement. The word "Agreement" means this Commercial Pledge Agreement, as this Commercial Pledge Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Commercial Pledge Agreement form time to time.

         Borrower. The word "Borrower" means Leon S. Gross, and all other persons and entitles signing the Note in whatever capacity.

         Collateral. The word "Collateral" means all of Grantor's right, title and interest in and to all the Collateral as described in the Collateral Description section of this Agreement.

         Default. The word "Default" means the Default set forth in this Agreement in the section titled "Default".

         Event of Default. The words "Event of Default" mean any of the Events of default set forth in this Agreement in the Default section of this Agreement.

         Grantor.  The word "Grantor" means Leon S. Gross.

         Income and Proceeds. The words "Income and Proceeds" mean all present and future income, proceeds, earnings, increases, and substitutions from or for the Collateral of every kind and nature, including without limitation all payments, interest, profits, distributions, benefits, rights, options warrants, dividends, stock dividends, stock splits, stock rights, regulatory dividends, subscriptions, monies, claims for money due and to become due, proceeds of any insurance on the Collateral, shares of stock of different par value or no par value issued in substitution or exchange for shares included in the Collateral, and all other property Grantor is entitled to receive on account of such Collateral, including accounts, documents, instruments, chattel paper, and general intangibles.

         Indebtedness. The word "Indebtedness" means the indebtedness evidenced by the Note or elated Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Grantor is responsible under this Agreement or under any of the Related Documents. The liens and security interests created pursuant to this Agreement covering the indebtedness which may be created in the future shall related back to the date of this Agreement.

         Lender. The word "Lender" means Wilmington Trust of Pennsylvania, its successors and assigns.

         Note. The word "Note" means the Note executed by Grantor in the principal amount of $XXX,XXX dated October 20, 2000, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.

         Obligor. The word "Obligor" means without limitation any and all persons obligated to pay money or to perform some other act under the Collateral.

         Related Documents. The words "Related Documents" means all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the indebtedness.

GRANTOR HAS READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS COMMERCIAL PLEDGE AGREEMENT AND AGREES TO ITS TERMS. THIS AGREEMENT IS DATED OCTOBER 20, 2000. THIS AGREEMENT IS GIVEN UNDER SEAL AND IT IS INTENDED THAT THIS AGREEMENT IS AND SHALL CONSTITUTE AND HAVE THE EFFECT OF A SEALED INSTRUMENT ACCORDING TO LAW.

GRANTOR:



/s/ Leon S. Gross                           [Seal]
--------------------------------------------
Leon S. Gross, Individually